5100 W. Copans Rd. Suite 710   Margate, FL 33063   Phone 954-974-5818   Fax 954-974-5720

www.medianetgroup.com    www.bsprewards.com    www.doodyville.com    www.brandaport.com

December 10, 2008

Mr. Brian McAllister

Staff Accountant

US Securities and Exchange Commission

100 F St. NE

Washington, DC

Re:	Medianet Group Technologies, Inc
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 11, 2008
File No. 0-49801

Dear Mr. McAllister:

As per our conversation of this afternoon, this is to note your agreement to an additional ten (10) business days in which to answer your request for additional information as required in your letter dated October 31, 2008. This would now be due December 26, 2008. Again, thank you for your courtesy on this matter.

Sincerely

/s/ Alfred Fernandez

Alfred Fernandez

Chief Financial Officer